UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

         DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

      	December 20, 2007


Keith A. Meister
Principal Executive Officer
Icahn Enterprises, L.P.
767 Fifth Avenue, Suite 4700
New York, New York 10153

      Re:	Icahn Enterprises, L.P.
      Amendment No. 1 to Registration Statement on Form S-3
      Filed December 5, 2007
      File No. 333-143930

		Icahn Enterprises L.P. and co-registrants
		Amendment No. 1 to Registration Statement on Form S-4
		Filed December 5, 2007
		File No. 333-143929

Dear Mr. Meister:

         	We have reviewed your amended filings and have the following comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.
Feel
free to call us at the telephone numbers listed at the end of this letter.

Registration Statement on Form S-3

Convertible Notes, page 4
1. We note your response to comment two from our letter dated July 18, 2007 and revised disclosure on page four. Please revise Potential Required Payments to quantify the estimated amounts as dollar values. It appears that you could estimate the interest range and disclose the basis for any assumptions, such as LIBOR. Please revise or advise.
2. Also, please disclose the maximum potential profit, which appears to be $46.6 million.

Risk Factors, page 7

To service our indebtedness and pay distributions..., page 7
3. To place the risk in context, please revise to quantify the approximate amount of debt coming due in the next two years. In this regard, please revise where appropriate to disclose your response to the first bullet point of comment eight from our letter dated July 18, 2007.

Registration Statement on Form S-4
Part II

Item 22 Undertakings, page II-2
4. We note your response to comment 15 from our letter dated July
18,
2007. Please provide the undertakings of Item 22 of Form S-4, or advise.


*	*	*	*	*	*

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of
1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

* should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

* the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

* the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      Please contact Jim Lopez, Senior Staff Attorney, at (202)
551-
3536, Mara Ransom, Legal Branch Chief at (202) 551-3264, or me at
(202) 551-3720 if you have any questions regarding your filing or this review.

Sincerely,



      H. Christopher Owings
      Assistant Director


cc:	Paula Corsaro
	Proskauer Rose LLP
      (Fax) (212) 969-2900


Keith A. Meister
Icahn Enterprises, L.P.
December 20, 2007
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